ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 December 2015 to 4 January 2016

4 January 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 December 2015 consisted of 3,920,681,669 ordinary shares, of which, 176,905,276 were held as treasury shares; leaving a balance of 3,743,776,393 shares with voting rights.

The figure of 3,743,776,393 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

23 December 2015

National Grid plc (NG)

—

Directors’ Interests

(Sharesave Plan — Grant of options)

Today, options were granted to eligible group employees under the National Grid Employee Sharesave Plan. The following executive director was included in the grant:

National Grid Ordinary shares at option price of 745p per share

Sharesave Option	Number of NG Shares	Exercise Period	Total interest Now
Granted To:
Andrew Bonfield	1,208	1 April- 30	1,173,217
		September 2019

Contact:Robin Kerner, Assistant Secretary (0207 004 3223)

National Grid plc (“NG”)

Monday 7 December 2015

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 35,082 NG ordinary shares, on 7 December, under the scheme was confirmed by the Trustee today, at a price of 912.808 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,661,082 Ordinary Shares

Andrew Bonfield	1,172,009 Ordinary Shares

John Pettigrew	639,237 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

4 December 2015

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. (BlackRock) that its total interest in National Grid voting ordinary shares is as shown below.

The notification has been received in accordance with the updated Disclosure and Transparency Rules which were revised on 26 November 2015 in order to implement changes to the EU Transparency Directive and required BlackRock to notify changes in the percentage levels of the categories of BlackRock’s voting rights above a certain threshold.

1. Identity of the issuer or the underlying issuer of
existing shares to which voting rights are attached:
ii	National Grid PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	X

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the
notification obligation: iii	BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.): iv

5. Date of the transaction and date on which the threshold is crossed or reached:
[v]	30 November 2015

6. Date on which issuer notified:	3 December 2015

7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shareholding for BlackRock, Inc. has gone above 5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]

			Direct	Direct xi	Indirect xii	Direct	Indirect

GB00B08SNH34	81,710,656	81,710,656	N/A	N/A	203,908,522	N/A	5.44%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Depository Receipt	-	-	49,030	0.00%

Securities Lending	-	-	13,561,931	0.36%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx

CFD	-	-	-	2,912,650	Nominal	Delta

					0.07%	0.07%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
220,432,133	5.88%

9. Chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held,	if applicable: xxi

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock International Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock Advisors (UK) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock (Netherlands) B.V.

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC

BlackRock Canada Holdings LP

BlackRock Canada Holdings ULC

BlackRock Asset Management Canada Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.

BlackRock Advisors, LLC

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Australia Holdco Pty. Ltd.

BlackRock Investment Management (Australia) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock Institutional Trust Company, National Association

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock (Singapore) Holdco Pte. Ltd.

BlackRock Asia-Pac Holdco, LLC

BlackRock HK Holdco Limited

BlackRock Cayco Limited

BlackRock Trident Holding Company Limited

BlackRock Japan Holdings GK

BlackRock Japan Co., Ltd.

BlackRock, Inc.

Trident Merger, LLC

BlackRock Investment Management, LLC

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock Investment Management (UK) Limited

BlackRock Asset Management Deutschland AG

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock (Singapore) Holdco Pte. Ltd.

BlackRock Asia-Pac Holdco, LLC

BlackRock HK Holdco Limited

BlackRock Asset Management North Asia Limited

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	BlackRock Regulatory Threshold Reporting Team

14. Contact name:	Gareth Slade

15. Contact telephone number:	020 7743 3650

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Assistant Company Secretary
0207 004 3209

2 December 2015

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares was, at 26 November 2015, at 5.89%, a total of 220,749,585 shares (previously notified at 14 March 2011, at 5.21%, a total of 182,630,798 shares). The notification has been received due to changes to the Disclosure and Transparency Rules in order to implement changes to the EU Transparency Directive.

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Assistant Company Secretary
0207 004 3209